UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                             ThermoRetec Corporation

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   883592 10 7
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                 May 5, 1999
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           (Date of Event which Requires Filing of this Statement)

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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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


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            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

---------------------------
---------------------------
                                                                       (a) [   ]
                                                                       (b) [ x ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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---------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          10,253,958
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           10,253,958
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                     10    SHARED DISPOSITIVE POWER


                           0
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


--------------------------------------------------------------------------------
            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           10,253,958
---------------------------
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
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---------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                           72.9%

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            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares of common stock, par value $.01 per share, of ThermoRetec Corporation, as set forth below.

Item 1.  Security and Issuer.

      Item 1 is hereby amended and restated in its entirety as follows:

        This Amendment relates to the shares (the "Shares") of common stock, par value $0.01 per share, of ThermoRetec Corporation (the "Issuer"). The Issuer's principal executive offices are located at 9 Pond Lane, Suite 5A, Concord, Massachusetts 01742-2851.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment through one or more controlled subsidiaries. As of the date of this Amendment, 9,756,000 Shares were beneficially owned by Thermo TerraTech Inc. ("TerraTech"), a majority-owned subsidiary of the Reporting Person.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

     The Reporting Person has expended approximately $525,000 in purchasing securities of the Issuer since the Reporting Person's last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital. Any funds necessary for the proposed transactions described in Item 4 below will be paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

      On May 5, 1999, the Reporting Person announced modifications to its previously announced plan to merge the Issuer, along with The Randers Killam Group Inc. ("Randers"), a majority-owned, publicly traded subsidiary of TerraTech, into TerraTech. The Reporting Person announced that, under the modified plan, each of the Issuer, Randers, and TerraTech would be merged into and become wholly owned subsidiaries of the Reporting Person. Public shareholders of each of the Issuer, Randers, and TerraTech would receive shares of common stock of the Reporting Person in exchange for their shares of the common stock of the Issuer, Randers, and TerraTech, respectively. Certain conditions to the proposed transactions are set forth in Item 6.

      Except as set forth in this Item 4 and in Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Shares beneficially owned by the Reporting Person include 497,958 Shares, or approximately 3.6% of the outstanding Shares, owned directly by the Reporting Person and 9,756,000 Shares, or approximately 70.6% of the outstanding Shares, owned by TerraTech. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 220,782 Shares or approximately 1.6% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 155,000 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Share ownership information for each executive officer and director of the Reporting Person is set forth below:

Name                                             Number of Shares(1)
----                                             -------------------
John M. Albertine                                4,500
Peter O. Crisp                                   4,500
Elias P. Gyftopoulos                             30,600
George N. Hatsopoulos                            9,000
John N. Hatsopoulos                              61,282
Brian D. Holt                                    0
Frank Jungers                                    15,000
John T. Keiser                                   0
Paul F. Kelleher                                 23,000
Earl R. Lewis                                    0
Robert A. McCabe                                 4,500
Theo Melas-Kyriazi                               22,500
Donald E. Noble                                  10,500
Hutham S. Olayan                                 4,500
Robert W. O'Leary                                0
William A. Rainville                             24,000
Arvin H. Smith                                   2,400
Richard F. Syron                                 0
Roger D. Wellington                              4,500
All directors and current executive officers as  220,782
a group (19 persons)

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. McCabe, Mr. Melas-Kyriazi, Mr. Noble, Ms. Olayan, Mr. Rainville, Mr. Smith, Mr. Wellington and all directors and executive officers as a group include 4,500, 4,500, 29,600, 7,500, 22,500, 4,500, 15,000, 4,500, 22,500, 6,000, 4,500,
22,500, 2,400, 4,500, and 155,000 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

      (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns.

      (c) The Reporting Person has effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The first and second paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

      As set forth in Item 4 hereof, the Reporting Person has announced that the Issuer, along with Randers and TerraTech, may be merged into the Reporting Person. The completion of this transaction is subject to numerous conditions, including the establishment of prices and exchange ratios, confirmation of anticipated tax consequences, approval by the directors of each of the Issuer, Randers, and TerraTech, including the independent directors of such companies, negotiation and execution of definitive purchase and sale or merger agreements, clearance by the Securities and Exchange Commission of a registration statement and proxy materials regarding the proposed transaction, and, where appropriate, receipt of fairness opinions from investment banking firms.

     Of the 10,253,958 Shares beneficially owned by the Reporting Person, (i) 502,750 Shares are issuable to the Reporting Person if it elects to convert in full its subordinated convertible debentures of the Issuer and (ii) 53,000 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 31,500 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Mr. J. Hatsopoulos has the right to acquire 22,500 Shares within 60 days; Dr. Elias P. Gyftopoulos has the right to acquire 25,100 Shares within 60 days; Mr. Melas-Kyriazi has the right to acquire 22,500 Shares within 60 days; Mr. Kelleher has the right to acquire 15,000 Shares within 60 days; and Mr. Rainville has the right to acquire 22,500 Shares within 60 days.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: May 10, 1999                      THERMO ELECTRON CORPORATION


                                        By:  /s/ Theo Melas-Kyriazi
                                             Theo Melas-Kyriazi
                                             Vice President and Chief
                                             Financial Officer

       Appendix A is hereby amended and restated in its entirety as follows:


                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

      Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                             Director, Thermo Electron

      For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                            Director, Thermo Electron

     Dr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. In March 1999, Dr. Syron was appointed President and Chief Executive Officer of Thermo Electron, effective June 1, 1999. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

George N. Hatsopoulos:                       Director, Chairman of the Board and
                                             Chief Executive Officer, Thermo
                                             Electron
John N. Hatsopoulos:                         Director and Vice Chairman of the
                                             Board, Thermo Electron
Theo Melas-Kyriazi:                          Vice President and Chief Financial
                                             Officer, Thermo Electron
Mr. Melas-Kyriazi is a citizen of Greece.
Arvin H. Smith:                              President, Thermo Electron
Earl R. Lewis:                               Chief Operating Officer,
                                             Measurement and Detection, Thermo
                                             Electron
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Resource Recovery, Thermo
                                             Electron

Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron
Brian D. Holt:                               Chief Operating Officer, Energy and
                                             Environment, Thermo Electron
John T. Keiser:                              Chief Operating Officer, Biomedical
                                             and Emerging Technologies, Thermo
                                             Electron